SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 11)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Kim Sinatra Executive Vice President and General Counsel Wynn Resorts, Limited 3131 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 770-2112	Brett J. Rodda Munger, Tolles & Olson LLP 355 South Grand Avenue 35th Floor Los Angeles, California 90071 (213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,605,100*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,605,100*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,605,100
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.31% *
14.	Type Of Reporting Person (See Instructions) IN

*	Includes 10,066,023 shares (the “SAW Shares”) indirectly held by Stephen A. Wynn (“Mr. Wynn”) through Wynn Family Limited Partnership (“WFLP”), and 9,539,077 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn” and, together with Mr. Wynn and WFLP, the “Reporting Persons”). The EW Shares were previously held as community property by Mr. Wynn and Ms. Wynn and they were transferred to Ms. Wynn pursuant to a divorce settlement on January 6, 2010. The EW Shares may be deemed to be beneficially owned by Mr. Wynn under the amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. (“Aruze USA”) (the “Amended and Restated Stockholders Agreement”). Mr. Wynn disclaims beneficial ownership of the EW Shares.

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Elaine P. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,605,100*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,605,100*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,605,100*
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.31% *
14.	Type Of Reporting Person (See Instructions) IN

*	Includes the EW Shares and the SAW Shares held by Mr. Wynn that may be deemed to be beneficially owned by Ms. Wynn under the Amended and Restated Stockholders Agreement. Ms. Wynn disclaims beneficial ownership of the SAW Shares.

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Wynn Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,605,100*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,605,100*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,605,100
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 19.31% *
14.	Type Of Reporting Person (See Instructions) PN

*	Includes the SAW Shares indirectly held by Mr. Wynn, in his capacity as trustee of the Stephen A. Wynn Revocable Trust U/D/T dated June 24, 2010 (“Revocable Trust”), through WFLP and the EW Shares. Mr. Wynn, in his capacity as trustee of the Revocable Trust, is the sole manager of Wynn GP, LLC (“Wynn GP”), which is the general partner of WFLP. The EW Shares may be deemed to be beneficially owned by WFLP under the Amended and Restated Stockholders Agreement. WFLP disclaims beneficial ownership of the EW Shares.

This Amendment No. 11 hereby amends and supplements the Schedule 13D filed by Mr. Wynn with the Securities and Exchange Commission (the “Commission”) on November 13, 2002 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed by Mr. Wynn and Ms. Wynn (the “Original Reporting Persons”) with the Commission on April 21, 2003 (“Amendment No. 1”), as amended by the Schedule 13D/A filed by the Original Reporting Persons with the Commission on September 22, 2003 (“Amendment No. 2”), as amended by the Schedule 13D/A filed by the Original Reporting Persons with the Commission on November 13, 2006 (“Amendment No. 3”), as amended by the Schedule 13D/A filed by the Original Reporting Persons with the Commission on August 3, 2009 (“Amendment No. 4”), as amended by the Schedule 13D/A filed by the Original Reporting Persons with the Commission on August 18, 2009 (“Amendment No. 5”), as amended by the Schedule 13D/A filed by the Original Reporting Persons with the Commission on January 6, 2010 (“Amendment No. 6”), as amended by the Schedule 13D/A filed by the Original Reporting Persons with the Commission on December 3, 2010 (“Amendment No. 7”), as amended by the Schedule 13D/A filed by the Original Reporting Persons with the Commission on December 20, 2010 (“Amendment No. 8”), as amended by the Schedule 13D/A filed by the Original Reporting Persons with the Commission on March 5, 2012 (“Amendment No. 9”) and as amended by the Schedule 13D/A filed by the Original Reporting Persons with the Commission on March 23, 2015 (“Amendment No. 10” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D, as previously amended, is hereby supplemented with the following information:

(a) This Amendment No. 11 is being filed to add WFLP as an additional reporting person insofar as it may be deemed to share beneficial ownership of shares with Mr. Wynn and Ms. Wynn. WFLP is a holding company through which Mr. Wynn, in his capacity as trustee of the Revocable Trust, holds shares of the Company’s common stock, par value $0.01 (the “Common Stock”). Mr. Wynn, in his capacity as trustee of the Revocable Trust, is the sole manager of Wynn GP, which is the general partner of WFLP. Upon receipt of shares of the Common Stock in connection with the September 28, 2012 merger of a predecessor of WFLP with and into WFLP, WFLP became a party to the Amended and Restated Stockholders Agreement.

(b) The address of the principal business office of WFLP is c/o Wynn Resorts, Limited, 3131 Las Vegas Boulevard South, Las Vegas, NV 89109.

(c) The principal business of WFLP is to hold the Common Stock of the Company.

(d) During the last five years, neither WFLP nor any of the persons controlling WFLP has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, neither of WFLP, nor, to the knowledge of WFLP, any of the persons controlling WFLP, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) WFLP is a Delaware limited partnership.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D, as previously amended, is hereby supplemented with the following information:

WFLP is a holding company through which Mr. Wynn, in his capacity as trustee of the Revocable Trust, holds shares of Common Stock. In the event that Mr. Wynn acquires shares of Common Stock or other securities in the future, he may elect to contribute such property to WFLP.

Nothing contained in this Schedule 13D/A shall be construed as a waiver or an admission by any Reporting Person with respect to any right, claim or agreement, nor shall the contents of, execution of or filing of the Schedule 13D/A be used as, or be deemed to be, evidence of any such waiver or admission in any manner, including in any future proceeding relating to any such right, claim or agreement.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D, as previously amended, is hereby supplemented with the following information:

(a) See items 11 and 13 on the cover pages to this Schedule 13D/A for the aggregate number of shares and the percentage of the Company’s Common Stock owned by the Reporting Persons. All percentages in this Amendment No. 11 assume there to be 101,536,779 shares of Common Stock outstanding, as reported in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2015, filed with the Commission on August 7, 2015.

(b) See items 7 through 10 on the cover pages to this Schedule 13D/A.

(c) There have been no transactions in the Common Stock effected by the Reporting Persons within sixty (60) days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D, as previously amended, is hereby supplemented with the following information:

Upon receipt of Common Stock in connection with the merger of a predecessor of WFLP with and into WFLP, WFLP became a party to the Amended and Restated Stockholders Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2015

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2015

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2015

WYNN FAMILY LIMITED PARTNERSHIP By: Wynn GP, LLC, its general partner By: Stephen A. Wynn Revocable Trust U/D/T/ Dated June 24, 2010, its manager

/s/ Stephen A. Wynn
By: Stephen A. Wynn Title: Trustee

EXHIBIT INDEX

Exhibit	Description

12	Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).